

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2016

Robert G. Phillips
President and Chief Executive Officer
Crestwood Equity Partners LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

> **Re:** **Crestwood Equity Partners LP**
> **Registration Statement on Form S-3**
> **Filed March 14, 2016**
> **File No. 333-210146**
>
> **Crestwood Equity Partners LP and Crestwood Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response dated April 22, 2016**
> **File No. 001-34664 and 001-35377**

Dear Mr. Phillips:

We have reviewed your April 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Company, page 53

1. We note your response to comment 3 where you indicate that "[a]s of December 31, 2015, the majority of our producer customers were either not rated by the major rating

agencies or had below investment grade credit ratings." Please revise to provide this information in future filings.

Outlook and Trends, page 56

2. We note your response to comment 5 and your proposed March 2016 10-Q disclosure indicating that reduced volumes are expected due to "prolonged weakness in commodity pricing." We further note your Forecast 8-K disclosure indicating that gathering volumes in your G&P segment are expected to be 15-20% lower in 2016. Please revise to explain in more detail the known or reasonably anticipated contributors to such commodity price-driven volume reductions. In this regard we note your response to comment 5 indicates that 2015 volume reductions in your G&P segment were "driven primarily by volume decreases in [your] Barnett operations, resulting primarily from actions taken by Quicksilver to shut-in production in response to their bankruptcy proceedings." Please provide a similar level of detail regarding the primary drivers of volume reductions experienced and/or reasonably expected in 2016 with a view towards more fully explaining to investors your expectations regarding your future results of operations and cash flows.

3. We note your response to comment 6. Given your prior disclosures indicating that you were renegotiating certain of your customer contracts, we believe you should clearly disclose in your March 2016 10-Q, if true, that most of these negotiations have concluded and the outcome did not have a material impact on your results of operations for 2015 or 2016. We believe that clarifying the impact of these contract negotiations provides important information to your investors.

Results of Operations

Segment Results

Gathering and Processing, page 61

4. Your response to comment 7 indicates that operating margin produced by your Barnett operations decreased by $22.7 million during the year ended December 31, 2015 compared to 2014. However, your analysis of the decline in revenue and costs of product/services during 2015 does not address the decrease in these line items due to the changes in your Barnett operations. When you discuss 2015 in future filings and your upcoming March 2016 10-Q, please specifically address the impact on your revenue and profitability of Quicksilver's cessation of drilling as we believe this is important information to your investors. In this regard, you should disclose the negative impact on results for your Barnett operations due to Quicksilver shutting in its wells in 2015 and the uncertainty this created about your future results with at least the same level of detail that you disclose the positive impact on results for your Barnett operations due to BlueStone restoring those same wells to production in 2016 and the certainty provided by

BlueStone's assurance that they will not reduce production for economic purposes through the end of 2018.

Storage and Transportation, page 62

5. We note your response to comment 8 and believe that your description of what led to the impairment of goodwill for your COLT operations was overly generic and could apply to any of your reporting units. Please tell us and disclose in future fillings more detail about the specific circumstances that led to this specific impairment, and clarify to your investors that the impairment was due to a reduction in the current and forecasted growth rate of these operations to better explain why you impaired goodwill for a business with increasing revenue and profitability. If you provide cross-references to other locations in your filing, ensure that between your disclosures in MD&A and your disclosures at the cross-referenced location you have fully addressed this comment.

Marketing, Supply and Logistics, page 63

6. We note your response to comment 9 and believe that your description of what led to the impairment of your property, plant and equipment and goodwill in 2015 related to your West Coast, Watkins Glen, supply and logistics, storage and terminals and trucking operations was overly generic and could apply to any of your reporting units. Please tell us and disclose in future filings more detail about the specific circumstances that led to these specific impairments, and clarify to your investors the extent to which these impairments were due to actual or forecasted declines in profitability as opposed to reduced but still positive growth rates as we believe this is important information to your investors. If you provide cross-references to other locations in your filing, ensure that between your disclosures in MD&A and your disclosures at the cross-referenced location you have fully addressed this comment.

Liquidity and Sources of Capital, page 65

7. We note your response to comment 11. Despite the fact that there is a level of discretion in the amount of distributions paid to common unitholders due to your general partner's ability to hold back funds in a reserve when calculating available cash, the required distribution of available cash to your partners still appears to be a known material demand on your liquidity that should be discussed in this section. Where you disclose your belief that your liquidity sources are sufficient to address your future operating debt service and capital requirements, you should also address your expected quarterly cash distribution and the level at which your liquidity sources will satisfy the foregoing. Additionally, in your upcoming March 2016 10-Q, please disclose the 56% decrease in quarterly distributions that was announced on April 22, 2016 and explain the relevant facts and considerations that led to this decision, including management's plans to reduce your leverage in 2016 without accessing the capital markets. We remind you that one of the principal objectives of MD&A is to provide information about the quality and

potential variability of a company's earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material trends and uncertainties in MD&A. Refer to Item 303(A)(1) of Regulation S-K and Section III.B.3 of our Release No. 33-8350.

Critical Accounting Estimates and Policies

Goodwill Impairment, page 68

8. Your response to comment 13 indicates that you utilized the income approach in developing the fair value of your reporting units. Please update your disclosures in future filings including your March 2016 10-Q to clarify the method used in determining the fair value of your reporting units. Refer to ASC 350-20-50-2(b). Additionally, please disclose in either your accounting policy or the related critical accounting policy that using the market approach or a combination of both approaches could result in a different fair value and explain to your investors why you solely used the income approach.

9. We note from your response to comment 14 that the fair value of your Northeast Storage and Transportation reporting unit exceeded its carrying value by 1%. In future filings, including your March 2016 10-Q, for any reporting unit at risk of failing step one of the impairment test, please disclose:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g. the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Long-Lived Assets, page 70

10. Your response to comment 15 addresses how you considered providing a sensitivity analysis for your impairment of long-lived assets for the reporting units that experienced

goodwill impairments in 2015. Please explain to us whether you considered providing a sensitivity analysis for the reporting units that did not experience goodwill impairments in 2015 to assist your investors in assessing the likelihood of future impairments.

11. We note in your response to comment 17 that Crestwood Equity incurred an impairment of property, plant and equipment because the carrying value of the property, plant and equipment (including the Excess Basis) exceeded the undiscounted forecasted cash flows expected to result from the use of the assets and their eventual disposition. Crestwood Midstream did not incur an impairment of the property, plant and equipment because the undiscounted forecasted cash flows exceeded the carrying value of the property, plant and equipment (excluding the Excess Basis) by approximately 33% as of December 31, 2015. Please tell us if the carrying value of the assets at Crestwood Midstream exceeded their fair value. If so, please disclose in an appropriate location the increased risk of impairment of these assets and the amount by which undiscounted forecasted cash flows would have to decrease to cause you to record an impairment charge.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gillian A. Hobson, Esq.
        Vinson & Elkins LLP